CUSIP No. 268664109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.4)

EMC INSURANCE GROUP INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

268664109

(CUSIP Number)

Todd A. Strother

Senior Vice President-Chief Legal Officer

Employers Mutual Casualty Company

717 Mulberry Street

Des Moines, Iowa 50309

(515) 345-7316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with a copy to-

Steven R. Barth

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI  53202-5306

(414) 297-5662

September 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 268664109

1	Name of Reporting Person Employers Mutual Casualty Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,674,238

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,674,238

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,674,238

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100.0%

14	Type of Reporting Person HC

CUSIP No. 268664109

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends Amendment No. 3 to Schedule 13D (“Amendment No. 3”), dated August 20, 2019, Amendment No. 2 to Schedule 13D (“Amendment No. 2”), dated May 8, 2019, Amendment No. 1 to Schedule 13D (“Amendment No. 1”), dated January 31, 2019, and Schedule 13D, dated November 15, 2018 (“Original Schedule 13D” and, together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), and is being filed by Employers Mutual Casualty Company (the “Reporting Person”) with respect to the shares of common stock, $1.00 par value (the “Common Stock”), of EMC Insurance Group Inc., an Iowa corporation (the “Issuer”).  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following:

Item 4 of this Amendment No. 4 is incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On September 19, 2019, the Issuer completed the previously announced Merger of Merger Sub with and into the Issuer, whereby the separate corporate existence of Merger Sub ceased and the Issuer became a wholly-owned subsidiary of the Reporting Person.  The Merger was effected pursuant to the Merger Agreement.  The Merger Agreement was adopted by the shareholders of the Issuer (the “Shareholders”) at a special meeting of the Shareholders held on September 18, 2019 (the “Special Meeting”).  The Merger became effective on September 19, 2019 (the “Effective Time”) pursuant to the Articles of Merger that were filed with the Secretary of State of the State of Iowa on such date.  At the Effective Time, each outstanding share of Common Stock (other than the Excluded Shares) was converted into the right to receive the Merger Consideration.

At the Effective Time, each option to purchase shares of Common Stock that was outstanding immediately prior to the Effective Time with an exercise price per share that was less than the Merger Consideration was cancelled in exchange for an amount in cash equal to the product of (a) the excess of the Merger Consideration over the per share exercise price of the option, and (b) the number of shares of Common Stock underlying the option.  Any option that was outstanding immediately prior to the Effective Time with an exercise price per share that was equal to or greater than the Merger Consideration was cancelled at the Effective Time for no consideration.

In addition, at the Effective Time, each restricted share of Common Stock that was outstanding and not vested immediately prior to the Effective Time was forfeited and converted into a right to receive from the Reporting Person payment of cash in an amount equal to the Merger Consideration, which right shall continue to be subject to the vesting conditions and risk of forfeiture applicable to the unvested restricted share that was converted.

Finally, at the Effective Time, each restricted share unit that was outstanding immediately

CUSIP No. 268664109

prior to the Effective Time was canceled, extinguished and converted into a right to receive from the Reporting Person payment of cash in an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of Common Stock underlying such restricted stock unit, which right will continue to be subject to the vesting conditions and risk of forfeiture applicable to the restricted share unit from which it was converted.

Pursuant to the Merger Agreement, all members of the Issuer’s Board of Directors (Stephen A. Crane, Peter S. Christie, Jonathan R. Fletcher, Bruce G. Kelley and Gretchen H. Tegeler) resigned from the Issuer’s Board of Directors as of the Effective Time. Additionally, the members of the Board of Directors of Merger Sub immediately prior to the Effective Time (Scott R. Jean, Mick A. Lovell and Mark E. Reese) became the directors of the surviving corporation immediately after the Effective Time, and the officers of Merger Sub immediately prior to the Effective Time became the officers of the surviving corporation immediately after the Effective Time.

At the Effective Time, the restated articles of incorporation and the bylaws of the Issuer were amended pursuant to the Merger Agreement.

On September 19, 2019, in connection with the completion of the Merger, the Issuer notified The Nasdaq Stock Market LLC (“Nasdaq”) of the completion of the Merger and requested that trading in the Common Stock be suspended and that the Common Stock be withdrawn from listing on the Nasdaq Global Select Market.  On September 19, 2019, Nasdaq filed a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “SEC”) with respect to the Common Stock to report the delisting of the Common Stock from the Nasdaq Global Select Market and suspend trading of the Common Stock on the Nasdaq Global Select Market as of the close of trading on September 19, 2019.

The Issuer intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the reporting obligations of the Issuer with respect to the Common Stock under Sections 13 and 15(d) of the Exchange Act be suspended.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) See Item 1 of the Schedule 13D.  As a result of the Merger, none of the Reporting Person’s directors or executive officers beneficially own any of the Common Stock.

(c) Not applicable, other than as disclosed in Item 4.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 268664109

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2019

EMPLOYERS MUTUAL CASUALTY COMPANY

By:	/s/ David J.W. Proctor, J.D.
	Name:	David J.W. Proctor, J.D.
	Title:	Chairman of the Board of Directors